Exhibit 99.(a)(1)(D)

RACKABLE SYSTEMS, INC.
OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS

CONFIRMATION OF RECEIPT OF ELECTION FORM

This confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in the Rackable Systems Stock Option Exchange Program. This does not serve as a formal acceptance by Rackable Systems of the Eligible Option Grants designated on your Election Form for exchange. The procedure for acceptance of Eligible Option Grants for exchange is described in the Offer to Exchange previously made available to you.

Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 5:00 p.m. Pacific Time on July 10, 2007, the Expiration Date of the Offer to Exchange. Withdrawals must be submitted to Quoc Nguyen, Rackable Systems HR Generalist Administrator, according to the instructions set forth in the Notice of Withdrawal. Changes to your election must be submitted to Quoc Nguyen, Rackable Systems HR Generalist, by completing a new Election Form in accordance with its instructions. Both forms are available on our employee intranet at http://collab.rackable.com/twiki/bin/view/Main/HumanResources or from Quoc Nguyen, HR Generalist.

You may email questions about the Offer to Exchange to qnguyen@rackable.com or call (510) 933-8398.